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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                Commission File Number 1-11765

                           NOTIFICATION OF LATE FILING

(Check One):      |X|  Form  10-K,  10-KSB  |_| Form  20-F  |_| Form  11-K
                  |_|  Form 10-Q, 10-QSB |_|  Form N-SAR
      For Period Ended:      DECEMBER 31, 2000
                        ----------------------
|_| Transition Report on Form 10-K         |_| Transition  Report on Form 10-Q
|_| Transition Report on Form 20-F         |_| Transition  Report on Form N-SAR
|_| Transition Report on Form 11-K
      For the Transition Period Ended:
READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a
portion   of   the   filing   checked  above, identify  the item(s) to which the
notification relates:    N/A
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant      MEDJET INC.
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Former name if applicable
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Address of Principal Executive Office (STREET AND NUMBER)
     1090 KING GEORGES POST ROAD, SUITE 301
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City, State and Zip Code      EDISON, NEW JERSEY  08837
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                                     PART II
                             RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)
|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without  unreasonable effort or expense;
|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant is currently experiencing substantial liquidity difficulties and does not expect to be able to continue its current operations beyond April 2001 without additional financing. Management has been focusing its efforts on developing and implementing plans to reduce costs and to evaluate financial and strategic options that would allow the continuation of the business. The devotion of management's attention to these matters has precluded management from focusing sufficient efforts necessary to ensure the filing of a complete and accurate Form 10-KSB. As a result, the Registrant is unable,

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without  unreasonable  effort or expense, to file its Form 10-KSB for the fiscal year ended December 31, 2000 within the prescribed period. The Registrant believes that the Form 10-KSB will be filed on or before the 15th calendar day following the due date.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.
            CHERYL A. BLAKE                             (732) 738-3990
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                  (Name)                        (Area Code)+(Telephone Number)
      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X| Yes  |_| No
      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes  |_|No
      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant generated total revenues of $525,000 for the year ended December 31, 2000 as compared to $175,000 for the year ended December 31, 1999, and incurred a net loss of $863,444 for the year ended December 31, 2000 as compared to $1,238,028 for the year ended December 31, 1999. The independent auditor's report on the Registrant's financial statements for the year ended December 31, 2000 will contain an explanatory paragraph stating that there is substantial doubt as to the Registrant's ability to continue as a going concern.

                                   Medjet Inc.
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                 (Name of  Registrant  as  Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:        APRIL 2, 2001            By:   /S/ CHERYL A. BLAKE
       --------------------------          --------------------
                                      Name:  Cheryl A. Blake
                                      Title: Vice President - Finance and
                                               Human Resources

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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